August 13, 2009

VIA EDGAR

Mr. Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3720
100 F Street
Washington, DC 20549

Re: Comment Letters dated August 6, 2009 concerning Preliminary Proxy Statement filed July 28, 2009 and Form 10K filed March 16, 2009, as amended April 30, 2009

Dear Mr. Spirgel:

On behalf of Radio One, Inc. (the “Company”), we acknowledge receipt of those certain Comment Letters dated August 6, 2009 concerning our Preliminary Proxy Statement filed July 28, 2009, Form 10K filed March 16, 2009, as amended April 30, 2009, and Form 10Q For the Quarterly Period Ended March 31, 2009, all File No. 000-25969 (the “Comment Letters”).  In follow up to conversations with members of your staff, due to the timing of receipt of the Comment Letters, the vacation and travel schedules of certain of our executives, the need to coordinate with our Audit and Compensation Committees and the need to coordinate with outside resources in connection with our responses, we hereby provide notice that we will require additional time to provide responses to the Comments Letters.  We currently anticipate providing you with responses to the Comment Letters by August 31, 2009.  If you have any questions or concerning relating to any of the foregoing, please do not hesitate to contact me at 301.429.4658 or Kristopher Simpson, Associate General Counsel at 301.429.4682.  Thank you in advance for your consideration.

Very truly yours,

/s/

Michael Plantamura
Vice President and General Counsel